Exhibit 99.1
Shinhan Financial Group resolved to pay quarterly cash dividends

On October 26, 2021, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 138,859,553,040 (KRW 260 per share)

The total number of shares subject to dividend is 534,075,204 shares, including class shares

(516,593,204 common shares, 17,482,000 convertible preferred shares)

Record date: September 30, 2021

The payment for quarterly dividends is expected to be made within 20 days following the resolution of the Board of Directors.